UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HILLENBRAND, INC.

(Exact name of registrant as specified in its charter)

Indiana	1-33794	26-1342272
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One Batesville Boulevard

Batesville, Indiana 47006

(Address of principal executive offices) (Zip Code)

John R. Zerkle

Hillenbrand, Inc. Sr. Vice President, General Counsel,
and Secretary

812-931-3832

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which this information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR240.13p-1) for the reporting period from January 1, 2013 to December 31, 2013

Section 1 — Conflict Minerals Disclosure

Items 1.01 Conflict Minerals Disclosure

This is the conflict minerals disclosure of Hillenbrand, Inc. (“Hillenbrand,” “we,” “us” and “our”) for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). Adopted by the Securities and Exchange Commission (“SEC”) pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Rule imposes reporting obligations on SEC registrants whose manufactured products contain so-called “conflict minerals” that are necessary to the functionality or production of those products.  As used herein, the term “conflict minerals” includes columbite-tantalite, cassiterite, gold, wolframite, and their derivatives tantalum, tin and tungsten.

A copy of this disclosure is made publicly available on the Investor Relations page of our website, under SEC filings, at:  http://ir.hillenbrandinc.com/investor-relations/financial-reports/sec-filings/default.aspx.

Company and Product Overview

Hillenbrand is a global diversified industrial company that makes and sells premium business-to-business products and services for a wide variety of industries.  Hillenbrand has two operating segments: the Process Equipment Group and Batesville®.  The Process Equipment Group has multiple market-leading brands of process and material handling equipment and systems serving a wide variety of industries across the globe.  Batesville is a recognized leader in the North American death care industry.

The Process Equipment Group designs, engineers, manufactures, markets, and services differentiated process and material handling equipment and systems for a wide variety of industries, including plastics, processed food, chemicals, potash, industrial minerals, power generation, and coal mining.  The Processing Equipment Group’s products include compounding, extrusion and material handling equipment, crushers and sizing equipment, screening and separating equipment, and replacement parts.

Batesville® is a recognized leader in the North American death care industry, where it has been designing, manufacturing, distributing, and selling funeral service products and solutions to licensed funeral directors operating licensed funeral homes for more than 100 years.  Batesville-branded products include burial caskets; cremation caskets, containers, urns, and cremation vaults; selection room display fixturing for funeral homes; personalization and memorialization products and services; and web-based applications that include funeral planning, website products, and back office software for licensed funeral homes.  Batesville also develops and markets comprehensive operational management software solutions for cemeteries under the HMIS® brand.

The products of the Process Equipment Group (excluding the products of our Coperion subsidiaries, which we acquired in December 2012) and Batesville® are covered by this report.

Reasonable Country of Origin Inquiry

We have determined that some of the products described above contain conflict minerals necessary to the functionality or production of those products.  As a result, we conducted a reasonable country of origin (“RCOI”) inquiry to determine whether any of the necessary conflict minerals contained in our products manufactured in calendar year 2013 originated in the Democratic Republic of the Congo or any adjoining country (collectively, “Covered Countries”) or were from recycled or scrap sources.

We are a purchaser of materials and parts and are many steps downstream in the minerals supply chain from smelters and refiners. We do not purchase raw ore or unrefined conflict minerals and do not purchase materials or parts from the Covered Countries.  Thus, we rely on the information provided by our direct suppliers to determine the origin of the conflict minerals contained in the parts and materials supplied to us, including the conflict minerals provided to our suppliers from sub-tier suppliers.

Our RCOI was reasonably designed and conducted in good faith by a cross-functional team, consisting of representatives from our operating companies and members of our legal, supply chain, finance, and audit groups.  The following is a brief description of our RCOI:

•                  We identified the suppliers of materials and parts incorporated into our manufactured products during calendar year 2013 to determine whether conflict minerals were included in those materials or parts and, if so, whether those minerals were necessary to the functionality or production of those products.  This process included reviewing product specifications, content data forms, codes assigned to product parts, bills of materials and other relevant documentation.

•                  We sent a survey (in the local language, where requested) to suppliers of parts and materials included in our products that either we were aware contained conflict minerals necessary to the functionality or production of our products or we could not determine contained conflict minerals.  The survey sought information regarding the conflict minerals content of the parts and materials supplied to us, the origin of any such conflict minerals (including whether from recycled or scrap material), and the source(s) of the supplier’s materials.

•                  We provided suppliers, when necessary to assist them in understanding the purpose of the survey, answers to a set of frequently asked questions regarding the Rule.

•                  We reviewed survey responses from our suppliers and followed up on those that were inconsistent, incomplete or vague.

•                  We followed-up with and sent reminders to suppliers who did not respond to our surveys, encouraging them to respond.

•                  We periodically updated our inventory and related determinations over the course of calendar year 2013 to cover the completed manufacture of new products.

•                  We utilized detailed spreadsheets organized by business unit that tracked materials and parts with corresponding suppliers, dates each supplier was surveyed, and dates the responses were received from each supplier.

•                  We conducted periodic team meetings during calendar years 2013 and 2014 to assess the progress of our RCOI and to share lessons learned across our supply chain.

Results

Out of the nearly two thousand suppliers surveyed as part of our RCOI, a majority of the suppliers confirmed that they do not source conflict minerals from the Covered Countries.  In addition, while we did not receive survey responses from all of our suppliers, none of the supplier responses received to date has indicated that the conflict minerals contained in the parts or materials supplied to us originated in the Covered Countries.  Further, we have no reason to believe that the suppliers from which we have not received survey responses provide us parts or materials that contain conflict minerals originating in the Covered Countries.  Accordingly, based on our RCOI, we have concluded that we neither know nor have reason to believe that the conflict minerals contained in our products may have originated in the Covered Countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hillenbrand, Inc.

(Registrant)

/S/ John R. Zerkle	June 2, 2014
John R. Zerkle	(Date)
Sr. Vice President, General Counsel,
and Secretary